

August 12, 2010

Via U.S. Mail and Fax (806) 688-9316
Mr. Maxwell Grant
Chief Executive Officer
Chancellor Group, Inc.
P.O. Box 742
Pampa, TX 79066

>   **Re: Chancellor Group, Inc.**
>   **Form 10-K for Fiscal Year ended December 31, 2009**
>   **Form 10-Q for Fiscal Quarters ended March 30 and June 30, 2010**
>   **Filed March 30, 2010**
>   **File No. 000-30219**

Dear Mr. Grant:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2009

Properties, page 6

1.   Please expand you disclosure to include the following information to comply with
        Subpart 1200 of Regulation S-K:

- a tabular presentation distinguishing your proved reserves as either developed or undeveloped (Item 1202(a)(1) and (2));
- the internal controls used in your reserves estimation effort and the qualifications of the internal or third party technical person responsible for overseeing the preparation of the reserves estimates (Item 1202(a)(7));
- details about your proved undeveloped reserves, if any (Item 1203);
- details about your drilling and other exploratory and development activities, if any (Item 1205);
- a description of your present activities (Item 1206); and
- details about your oil and gas wells and acreage (Item 1208).

The information required by Subpart 1200 pertaining to your oil and gas operations should be provided under a common heading, notwithstanding details in the notes to your financial statement or elsewhere in the filing.

MD&A of Financial Condition and Results of Operations, page 9

Results of Operations, page 10

2. The guidance in Item 303(a) of Regulation S-K, including paragraphs (a)(1) through (5), requires an analysis of your financial condition, changes in financial condition, and results of operations. We expect this would cover your operations and cash flows as reported in your financial statements for each period presented. For further guidance on the overall approach to MD&A, including the presentation, content, and focus of the disclosure, please refer to FRC §§ 501.12 and 501.13.

Critical Accounting Policies, page 12

3. Please expand the disclosures of your critical accounting policies and estimates to address the specific uncertainties associated with the methods, assumptions, or levels of judgment you use in estimating the amounts presented in your financial statements. Your disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. You should also analyze the potential sensitivity of your estimates to change and quantify the effects where practicable and material. For further guidance on critical accounting estimates, please refer to FRC § 501.14.

Financial Statements

Consolidated Balance Sheets, page 17

4.   Please revise your balance sheet presentation to include net income (loss) within your retained earnings (deficit) line item to coincide with your presentation on page 19.

Note 11 – Supplemental Information on Oil and Gas Producing Activities, page 29

5.   Please expand your disclosure to include the following information for each year that you present financial statements to comply with FASB ASC 932-235-50:

- a tabular presentation showing changes in the net quantities of your proved reserves of oil and of gas during the year, along with an explanation of any significant changes (50-5 through 50-11);
- a tabular presentation showing aggregate amounts of capitalized costs relating to your oil and gas producing activities and the aggregate amounts of related accumulated depletion, depreciation, and amortization (50-13 through 50-15);
- a tabular presentation reflecting the costs incurred in oil and gas property acquisition, exploration, and development activities (50-18 through 50-20);
- a tabular presentation showing your results of operations for oil and gas producing activities (50-22 through 50-28); and
- a tabular presentation showing the changes in your standardized measure of discounted future net cash flows (50-35 through 50-36).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief